Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

June 12, 2007

Dear Sirs: All applicable Exchanges and Commissions

Subject: LINUX GOLD CORP.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type : Annual General Meeting
2.	CUSIP/Class of Security entitled to receive notification : 53612Q101/CA53612Q1019/COMMON
3.	CUSIP/Class of Security entitled to vote : 53612Q101/CA53612Q1019/COMMON
4.	Record Date for Notice : 05 Jul 2007
5.	Record date for Voting : 05 Jul 2007
6.	Beneficial Ownership determination date : 05 Jul 2007
7.	Meeting Date : 09 Aug 2007
8.	Meeting Location : The River Club, 11111 Horseshoe Way, Richmond, BC

Sincerely,

“Brian Kim”

Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401